Exhibit 99.2

ITURAN LOCATION AND CONTROL LTD.

FORM OF PROXY CARD

For use by shareholders of the Company at the Extraordinary General Meeting of the Shareholders to be held on January 28, 2014 at 14:00 p.m. at the Company’s offices at 3 Hashikma Street, Azour (P.O. Box 11473 Azour 58001), Israel.

(Please use BLOCK CAPITALS)

I ________________________________________________________________

of _______________________________________________________________,

being a shareholder of Ituran Location and Control Ltd. (the “Company”), hereby appoint  Mr. Israel Baron, as my proxy to vote for me and on my behalf at the Extraordinary General Meeting to be held on January 28, 2014 at the Company’s offices at said address  and at any adjournment(s) thereof (the “Meeting”).

I direct that my vote(s) be cast on the following resolutions as indicated by a  in the appropriate space.

RESOLUTIONS	FOR	AGAINST	ABSTAIN
1.	To approve the terms of service of Mr. Izzy Sheratzky as set forth in Annex A to the proxy statement relating to the Meeting
In order for your vote to be counted pursuant to Israeli law, please fill out the following information:	Yes	No
1(a)	I have a personal interest in the approval of the resolution:
If the answer is "yes" to either (a) or (b) - please provide details
2.	To approve the terms of service of Mr. Eyal Sheratzky as set forth in Annex A to the proxy statement relating to the Meeting
In order for your vote to be counted pursuant to Israeli law, please fill out the following information:	Yes	No

2(a)	I have a personal interest in the approval of the resolution:
If the answer is "yes" to either (a) or (b) - please provide details
3.	To approve the terms of service of Mr. Nir Sheratzky as set forth in Annex A to the proxy statement relating to the Meeting
	In order for your vote to be counted pursuant to Israeli law, please fill out the following information:	Yes	No
3(a)	I have a personal interest in the approval of the resolution:
If the answer is "yes" to either (a) or (b) - please provide details
4.	To approve the terms of service of Mr. Gil Sheratzky as set forth in Annex A to the proxy statement relating to the Meeting
	In order for your vote to be counted pursuant to Israeli law, please fill out the following information:	Yes	No
4(a)	I have a personal interest in the approval of the resolution:
If the answer is "yes" to either (a) or (b) - please provide details
5.	To approve the terms of engagement of Professor Yehuda Kahane as a consultant of the Company, as described in the proxy statement relating to the Meeting
	In order for your vote to be counted pursuant to Israeli law, please fill out the following information:	Yes	No
5(a)	I have a personal interest in the approval of the resolution:
If the answer is "yes" to either (a) or (b) - please provide details

6.	To approve the terms of engagement of Mr. Avner Kurz as a consultant of the Company's Brazilian subsidiary, as described in the proxy statement relating to the Meeting
	In order for your vote to be counted pursuant to Israeli law, please fill out the following information:	Yes	No
6(a)	I have a personal interest in the approval of the resolution:
If the answer is "yes" to either (a) or (b) - please provide details
7.
To approve the procurement, from time to time, of directors' and officers' insurance policies covering the liability of office holders, including controlling persons and their relatives, who serve at the Company and its subsidiaries from time to time, under the terms set forth in the proxy statement relating to the Meeting

	In order for your vote to be counted pursuant to Israeli law, please fill out the following information:	Yes	No
7(a)	I have a personal interest in the approval of the resolution:
If the answer is "yes" to either (a) or (b) - please provide details
8.	To approve amendments to the Company's Articles of Association, as set forth in Annex C of the proxy statement relating to the Meeting
	In order for your vote to be counted pursuant to Israeli law, please fill out the following information:	Yes	No
8(a)	I have a personal interest in the approval of the resolution:
If the answer is "yes" to either (a) or (b) - please provide details
9.
To approve amendments to office holders' deeds of indemnity as set forth in Annex D of the proxy statement relating to the Meeting; and the grant thereof to office holders, including controlling persons and their relatives, who serve at the Company and its subsidiaries from time to time

	In order for your vote to be counted pursuant to Israeli law, please fill out the following information:	Yes	No

9(a)	I have a personal interest in the approval of the resolution:
If the answer is "yes" to either (a) or (b) - please provide details

Dated ____________ Name _________________ Signature __________________

Notes:

To be valid, this form of Proxy Card must be lodged at the Company’s offices at 3 Hashikma Street, Azur, Israel, not later than 24 hours prior to the time set for the Meeting (or an adjourned meeting, if such shall take place), and a failure to so deposit shall render the appointment invalid. You may fax this proxy to the Company at +972-3-5571393 (Attn: Mr. Guy Aharonov). - any alterations to this form must be initialed.

Completion and return of this Proxy Card will not prevent a member from attending and voting in person at the Meeting.